FOR IMMEDIATE RELEASE

         RATOS GRANTED EARLY TERMINATION OF WAITING PERIOD UNDER HSR ACT
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STOCKHOLM, APRIL 19, 2000 -- Forvaltnings AB Ratos, a publicly traded Swedish private equity company, has announced that it received written confirmation earlier today of the Federal Trade Commission's decision to grant Ratos' request for early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Ratos' acquisition of Farr Company. On Tuesday, April 4, 2000, Ratos Acquisition Corp., a wholly owned subsidiary of Ratos, commenced a cash tender offer to acquire all of the outstanding shares of common stock of Farr Company (NASDAQ: FARC) at a price of $17.45 per share. The tender offer is conditioned upon the tender of at least a majority of the outstanding shares of Farr common stock in the offer, as well as certain customary conditions, including the expiration or termination of the waiting period under the HSR Act. As a result of the FTC's decision, the latter condition has now been satisfied. The tender offer is scheduled to expire at 12:00 midnight (New York City time) on Monday, May 1, 2000, unless extended.

         Following completion of the tender offer and subject to satisfaction of certain conditions, Ratos Acquisition Corp. will be merged with and into Farr, with Farr remaining as the surviving corporation. Each share of Farr common stock not acquired pursuant to the offer will be converted in the merger into the right to receive $17.45 in cash.

         This news release does not constitute an offer to purchase or a solicitation of an offer to sell securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal, filed with the Securities and Exchange Commission and mailed to Farr's shareholders on April 4, 2000. These documents may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain a copy of each of these documents free of charge from Georgeson Shareholder Communications Inc., the information agent for the offer, by calling toll-free (800) 223-2064.

         FORVALTNINGS AB RATOS, one of Sweden's oldest and largest private equity companies, is listed on the Stockholm Stock Exchange. Ratos' business concept is to maximize shareholder value through the professional and responsible management of its investments, including an active involvement in the governance of its portfolio companies. The net asset value of Ratos' investments exceeds SEK 10bn. The company's current holdings include: Scandic Hotels, Telelogic, Dahl, Superfos, Capona, Esselte, DataVis, Telia Overseas and ACE.

Further Information:

Forvaltnings AB Ratos
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Internet:  http://www.ratos.se
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Arne Karlsson, President and C.E.O.
+46-8-700-17-00

Bo Jungner, Senior Investment Manager
+46-8-700-17-85